Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Nine Months Ended September 30, 2010	Years Ended December 31,
	(Unaudited)	2009	2008	2007	2006	2005
Earnings

Income before income taxes	$471	$552	$494	$ 759	$ 799	$203

Interest expense	180	241	220	266	303	332

Portion of rents representative of the interest factor	107	132	145	162	162	141

	$758	$925	$859	$1,187	$1,264	$676

Fixed Charges

Interest expense	$180	$241	$220	$ 266	$ 303	$332

Portion of rents representative of the interest factor	107	132	145	162	162	141

	$287	$373	$365	$ 428	$ 465	$473

Ratio of Earnings to Fixed Charges	2.6	2.5	2.4	2.8	2.7	1.4

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